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                              STOCKER & YALE, INC.
                                32 Hampshire Road
                           Salem, New Hampshire 03079
                                 (603) 893-8778



                                 February 28, 2000


VIA EDGAR

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         RE: Stocker & Yale, Inc. Registration Statement on Form S-3
             Filed August 5, 1998 - File No. 333-60721: Application for
             Withdrawal

Ladies and Gentlemen:

         This application is submitted on behalf of Stocker & Yale, Inc. (the "Company") with respect to the Company's registration statement on Form S-3 which was filed on August 5, 1998 (File No. 333-60721) (the "Registration Statement"), requesting that the Registration Statement be withdrawn.

         The request for withdrawal is made because the shares being registered for resale are now eligible for private resale in compliance with Rule 144.

         If you have any questions or require any additional information, please contact the undersigned at (603) 893-8778 or John T. Haggerty of Goodwin, Procter & Hoar LLP at (617) 570-1526.

                                   Sincerely,

                                   /s/ Gary B. Godin

                                   Gary B. Godin
                                   Chief Financial Officer


cc: Michael K. Ferraro
    Securities and Exchange Commission